

October 7, 2009

Via Facsimile and U.S. Mail
Lawrence P. Tu
Senior Vice President and General Counsel
Dell Inc.
One Dell Way
Round Rock, Texas 78682

      Re: **Perot Systems Corporation**
              Schedule TO-T filed by DII-Holdings Inc. and Dell Inc.
              Filed October 2, 2009
              File No. 005-53493

Dear Mr. Tu:

We have limited our review of the above filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO-T

General

1.   We note that members of senior management of Perot Systems Corporation will continue
        to serve as executive officers at Dell Inc. following consummation of the offer and
        merger. In addition, key members of management who are Rollover Eligible Employees
        as such term is defined in the Agreement and Plan of Merger, have the opportunity to
        convert restricted stock units of Perot Systems Corporation into restricted stock units for
        the common stock of Dell Inc. Please provide an analysis of whether Rule 13e-3 applies
        to the transaction and whether, as a result of such arrangements, the bidders and
        management with whom the bidders have entered into employment and Equity
        Conversion Agreements, are affiliates engaged in a going private transaction. Please
        refer to Exchange Act Rule 13e-3(a) and Compliance & Disclosure Interpretations
        201.01 and 201.06 for guidance available at
        http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm

2.   We refer you to disclosure in the Schedule 14D-9 filed by Perot Systems Corporation
        disclosing that Dell Inc. had expressed an interest in appointing Ross Perot, Jr., Chairman
        of the Board of Perot Systems, to Dell's board of directors. Please revise your
        background discussion to include further detail regarding all discussions of this topic.
        Specifically, please disclose the discussions amongst the parties regarding the
        appointment of either Ross Perot or Ross Perot, Jr. to Dell's Board of Directors or any
        senior management position. Further, clarify in your disclosure the bidders' intentions
        regarding future appointments of any current director of Perot Systems Corporation to
        Dell's Board of Directors by identifying such persons in your revised disclosure. We
        may have further comment.

Exhibit 99 (A)(1)(A)-Offer to Purchase

Summary Term Sheet

Are there any employment arrangements…, page S-v

3.   To the extent known, please disclose the other executive officers with whom retention
        agreements are expected to be executed and the material terms of such agreements.

Employment Arrangements, page 37

4.   Data appearing in the table under this heading does not fully reflect information
        regarding equity compensation amounts receivable by management post merger as
        disclosed in Exhibits d(8) through d(17) to the SCH TO. For example, in Exhibit d(8), it
        would appear that Mr. Altabef could receive RSUs of Dell following rollover and
        conversion valued at approximately $30.2 million (based on an assumed $16 closing

price of Dell stock). Such amounts do not appear in the summary data included in the table for Mr. Altabef. Please revise to clarify or advise.

5. We refer you to Exchange Act Rule 14d-10(d)(1)(ii). As noted therein, Rule 14d-10(a)(2) does not preclude the negotiation or execution of employment compensation arrangements provided that the amounts payable under such arrangements are not calculated based on the number of securities tendered or to be tendered in the tender offer. In this regard, we note that Tender and Voting Agreements were negotiated between the bidders and certain executive officers of Perot Systems Corp. Such officers appear to also be party to employment compensation arrangements whereby they will be entitled to receive additional compensatory consideration upon consummation of the tender offer and merger transactions. Referencing Rule 14d-10(d)(1) and/or 14d-10(d)(2), please explain supplementally whether the compensatory arrangements negotiated between the executive officers and the bidders comply with the "best price" provisions of Rule 14d-10(a)(2).

* * *

As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

   Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

          Sincerely,

          Mellissa Campbell Duru
          Special Counsel
          Office of Mergers & Acquisitions

Cc: Robert L. Kimball, Esq.
   Vinson & Elkins, LLP
   (214) 999-7860